                       SECURITIES AND EXCHANGE COMMISSION\
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                           CONTINENTAL CIRCUITS CORP.
                         ------------------------------
                                (NAME OF ISSUER)

                                  COMMON STOCK
                         -------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   211213 10 3
                         -------------------------------
                                 (CUSIP NUMBER)

                                MICHAEL O. FLATT

             1242 NORTH NORWALK, MESA, ARIZONA 85205; (602) 832-7106
           ---------------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                 AUTHORIZED TO RECEIVE NOTES AND COMMUNICATIONS)

                                DECEMBER 26, 1996
                        --------------------------------
                          (DATE OF EVENT WHICH REQUIRES
                            FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                Page 1 of 5 Pages

                                       13D

    CUSIP NO.   211213 10 3                                Page 2 of 5 Pages


================================================================================
             NAME OF REPORTING PERSON
     1       S.S. OR I.R.S IDENTIFICATION NO. OR ABOVE PERSON

                  FLATT FAMILY TRUST (Michael O. Flatt and Joanie L. Flatt, Trustees)

--------------------------------------------------------------------------------
             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

     2                                                                (a) [ ]

                                                                      (b) [ ]

--------------------------------------------------------------------------------
             SEC USE ONLY
     3

--------------------------------------------------------------------------------
             SOURCE OF FUNDS *
     4

                  OO (Gift)

--------------------------------------------------------------------------------
             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
     5                                                                     |_|


--------------------------------------------------------------------------------
             CITIZENSHIP OR PLACE OR ORGANIZATION
     6

                  Arizona

--------------------------------------------------------------------------------
                                SOLE VOTING POWER

                           7
Number of                               469,216

Shares
                          ------------------------------------------------------
Beneficially                   SHARED VOTING POWER

Owned by                   8

Each

Reporting                 ------------------------------------------------------
                               SOLE DISPOSITIVE POWER
Person                     9

With                                        469,216

                         -------------------------------------------------------
                                   SHARED DISPOSITIVE POWER
                          10


--------------------------------------------------------------------------------
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11

                  469,216

--------------------------------------------------------------------------------
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

    12                                                                  [ ]

--------------------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
                  6.5%

--------------------------------------------------------------------------------
             TYPE OF REPORTING PERSON*
    14

                  OO (Trust)

================================================================================

                * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 2 of 5 Pages

ITEM 1.  SECURITY AND ISSUER.

                  This Statement relates to Common Stock, par value $.01 per share (the "Common Stock"), of Continental Circuits Corp. (the "Issuer"). The principal executive offices of the Issuer are located at 3502 East Roeser Road, Phoenix, Arizona 85040.

ITEM 2.  IDENTITY AND BACKGROUND.

       This Statement is being filed by:

       (a) The Flatt Family Trust (the "Trust") (Michael O. Flatt and Joanie L. Flatt, Trustees), a trust holding certain family assets and organized in Arizona.

       (b) The address of the Trust and the Trustees is: 1242 North Norwalk, Mesa, Arizona 85205.

       (c) Mr. Flatt is the President of Michael O. Flatt, Ltd., 623 West Southern Avenue, Suite 3, Mesa, Arizona 85210, a consulting firm serving the circuit board industry. Ms. Flatt is President of Joanie Flatt & Associates, Ltd., 623 West Southern Avenue, Suite 2, Mesa, Arizona 85210, a public relations and advertising firm.

       (d) To the best of the filing persons' knowledge, during the last five years, none of the persons named in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

       (e) To the best of the filing persons' knowledge, during the last five years, none of the persons named in this Item 2 has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       (f)  The Trustees are citizens of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The transaction reported herein was made by gift from the Trustees, who were beneficial owners of the shares of Common Stock reported herein before the Issuer's initial public offering.


                                Page 3 of 5 Pages

ITEM 4.  PURPOSE OF TRANSACTION.

                  All of the Issuer's shares held by the Trust and the Trustees are held for investment purposes only. None of such persons has any present plan or proposal that relates to or would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D, although such persons or any of them may from time to time in the future acquire additional shares of common stock or securities convertible into common stock. At present, each of such persons contemplates that such additional shares, if any, would also be purchased for investment purposes only.

                  Michael O. Flatt has been a member of the Issuer's Board of Directors since 1975 and is Chairman of the Issuer's audit committee.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a) The aggregate number and percentage of Common Stock beneficially owned by the Flatt Family Trust is 469,216 and 6.5%, respectively. Michael O. Flatt is the beneficial owner of 541,608 shares of Common Stock or 7.5% (including the securities referred to in the previous sentence). Joanie L. Flatt is the beneficial owner of 469,216 shares of Common Stock or 6.5% (the securities referred to in the first sentence of this Item 5(a)).

                  (b) See Items 7 through 10 on the Cover Page of this Schedule 13D. The Trustees share the power to vote and direct the disposition of the shares reported on the Cover Page of this Schedule 13D. Mr. Flatt also has sole power to vote and direct the disposition of the additional shares of Common Stock reported in Item 5(a) hereof, as 14,250 of said shares are held by him as custodian for his minor child and 57,142 of said shares are held by such child's trust.

                  (c) The Trust sold (a) 19,450 shares of Common Stock at $12.25 per share in a private transaction on December 26, 1996; (b) 30,000 shares of Common Stock at $12.25 per share in a private transaction on December 24, 1996; and (c) 8,000 shares of Common Stock at $12.125 per share in a private transaction on December 2, 1996. These sales are reflected in the number of shares reported as beneficially owned herein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  None.

                                Page 4 of 5 Pages
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                                    SIGNATURE

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                  February 13, 1997

                                       THE FLATT FAMILY TRUST

                                       By /s/ Michael O. Flatt
                                          ----------------------------
                                                Michael O. Flatt
                                                Trustee

                                                and


                                       By /s/ Joanie L. Flatt
                                          ----------------------------
                                                Joanie L. Flatt
                                                Trustee


                                Page 5 of 5 Pages